April 04, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GlobalTech Corporation
Amendment No. 3 to Registration Statement on Form 10-12G Filed January 11, 2023 File No. 000-56482

Dear Commission:

We are in receipt of your letter dated February 9, 2023. In reference to the additional disclosures, we will be filing an amendment to our registration statement.

Our response to each of your comments is as follows:

Cover Page

1. We note your response to prior comment 14. Please identify the controlling shareholder on the cover page.

Response:

In response to Staff comment we have revised page 1 of Form 10-K.

Business

Corporate Structure, page 5

2. We note from WorldCall Telecom Limited’s September 30, 2022 Quarterly Report that Worldcall Services (Private) Limited and Ferret Consulting F.Z.C. own 854.9M and 313.1M shares, respectively, of WorldCall Telecom Limited’s total shares outstanding of 3.2B as of September 30, 2022. Please reconcile this disclosure to the corporate structure presented in your filing.

Response:

In response to the Staff comment we have updated the corporate structure page of Form 10-K and added the explanation on page-5.

Local disclosure required by WorldCALL Public to disclose only Ordinary Shares which are PKR denominated while we report our shareholding on fully diluted basis which also include USD-denominated Convertible Preference Shares (CPS). Since CPS are USD denominated and with change of PKR/USD parity conversion ratio would vary accordingly.

3550 Barron Way Suite 13a, Reno, NV 89511

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

Risk Factors Operational Risks

As a holding company with operating subsidiaries, we depend on the performance of WorldCALL Public..., page 17

3. We note your response to prior comment 6 indicating that there are no restrictions on dividends or payments to holding companies. However, your disclosure that you are required to obtain consent for such dividends or payments from the State Bank of Pakistan conflicts with that representation. Please revise to address this inconsistency.

Response:

In response to the Staff comment we have revised our disclosure of Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations Summary Table for Services offered, page 34

4. We note your revised disclosure indicating that as you convert your HFC plants to FTTH over the next 36 months, you will shut down your HFC plants. Tell us and disclose the impact that this expectation had on your assessment of the recoverability and useful lives of property, plant and equipment and any related long-lived assets. Refer to ASC 360-10- 35.

Response:

In response to the Staff comment we have revised our disclosure of Form 10-K.

We do not intend to shut down our HFC plant.

Results of Operations, page 36

5. We reissue and clarify prior comment 12. When you discuss or present the non-GAAP measure of Adjusted EBITDA, please revise to consistently present the most directly comparable GAAP measure of net loss with equal or greater prominence. For example, you discuss Adjusted EBITDA in the second paragraph without discussing net loss, the first table on page 36 does not include net loss, and you discuss how Adjusted EBITDA and loss from operations were impacted by the decline in revenue without discussing how net loss was impacted. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has updated the second paragraph in Form 10-K.

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

Interim Period, page 37

6. We note your response to prior comment 13. We also note your disclosure that your planned blockchain network would be enabled for offering services targeting education, logistics, and financial services (through partners). With a view toward providing investors additional insight into your prospective operations, please explain the intended purpose of the network and how you will monetize it.

Response:

In response to the Staff’s comment, the Company has updated on Form 10-K and monetization is explained.

Liquidity and Capital Resources, page 38

7. We note that financial support of the parent company and continued access to debt/capital markets are sources of cash supporting your assertion that you believe you will have sufficient funds to meet your debt obligations and satisfy your cash requirements. Please revise to elaborate on the types of financing that is, or reasonable likely to be, available and provide a discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on your cash position and liquidity. Refer to Item 303(b)(1) of Regulation S-K and Section IV.B.2 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In response to the Staff’s comment, the Company has updated in Form 10-K.

Cash flows from operating, investing, and financing Activities, page 38

8. Please revise to also discuss your cash flows for the nine months ended September 30, 2022 and 2021. Refer to Item 303(c) of Regulation S-K. In addition, update your discussion of cash flows from operating and investing activities as a result of the revisions made to the statements of cash flows in response to prior comment 17.

Response:

In response to the Staff’s comment, the Company has opted to file Form 10-K and has taken care of the aforesaid item on the relevant section of MD&A.

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

Executive Compensation, page 50

9. Please revise to include executive compensation disclosure for the fiscal year ending December 31, 2022.

Response:

In response to Staff Comment, we have updated Form 10-K.

GlobalTech Corporation Consolidated Balance Sheets as of 31 December 2021 and 2020, page F-3

10. We note the adjustments made to stockholders’ equity. Please revise to label your balance sheets as restated and provide the disclosures required by ASC 250-10-50-7. Also provide corresponding disclosures related to your balance sheet as of September 30, 2022.

Response:

In response to the Staff’s comment, the Company has opted to file Form 10-K so such a label of restatement is not required therein.

Consolidated Statement of Shareholders' Equity for the years ended 31 December 2021 and 2020, page F-7

11. We note the adjustments made to your statement of stockholders’ equity. Please revise to label the statement as restated and provide the disclosures required by ASC 250-10-50-7. Also provide corresponding disclosures related to your statement of stockholders’ equity for the nine months ended September 30, 2022 and 2021.

Response:

In response to the Staff’s comment, the Company has opted to file Form 10-K so such label of restatement is not required therein.

Notes to the Consolidated Financial Statements Note 1. Organization and Business, page F-8

12. Your response to prior comment 18 indicates that the Plan and Agreement of Reorganization was accounted for with both EBI and WHI as the legal acquirer and accounting acquirer. Please clarify your response.

Response:

In response to the Staff’s comment, the Company acknowledges the typo in its previous response to comment 18 as EBI is a legal acquirer (the accounting acquiree) and WHI is; legal acquiree (the accounting acquirer).

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

13. We note from your response to prior comment 18 that the Plan and Agreement of Reorganization have been accounted for as a reverse acquisition. As such, revise to provide the disclosures in ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 related to the acquisition of the accounting acquiree.

Response:

In response to the Staff’s comment, the Company has provided requisite disclosures on pages F-11 under business combinations.

14. You indicate in response to prior comment 18 that the fair value of WHI’s shares was reliably measured using its net assets book value. The consideration transferred in a business combination should be measured at fair value of the equity transferred that is more reliably measurable according to ASC 805-30-30-2, 30-3, and 30-7. Please revise your calculation of the consideration transferred based on its fair value as determined in accordance with ASC 820. Tell us whether there was a quoted market price for the shares or a quoted market price of shares with similar characteristics or explain the valuation technique used.

Response:

In response to the Staff comment we have already disclosed the valuation methodology used in business combinations on pages F-11 and the net asset book value is in fact fair value of WHI net assets since there were no such quoted markets for a company with similar characteristics. We used discounted cash flow and replacement cost method.

15. We note from your response to prior comment 18 that you cannot reliably measure the right of WHI shareholders to return the shares issued in the transaction. As previously requested, please address how you have accounted for this right in purchase accounting.

Response:

In response to the Staff’s comment, the Company has adequately disclosed this right of WHI shareholders to return the shares issued in the transaction on page F-31.

Note 2. Basis of Preparation of Consolidated Financial Statements Significant Accounting Policies, page F-9

16. We note the revised disclosure in response to prior comment 22. You indicate that loans and advances and long-term loans and other assets are carried at fair value. Revise to include the disclosures required by ASC 820-10-50.

Response:

In response to the Staff’s comment, the Company has updated disclosures as per aforesaid requirements on page F-12.

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

Note 3. Acquisitions, page F-14

17. We reissue and clarify prior comment 23. Please explain the accounting for the acquisitions of Ferret Consulting, WSL, and WTL. In this regard, we note from the diagram on page 5 that WTL is a partially-owned subsidiary of Ferret Consulting and WSL and you indicate here that the date of acquisition of WTL was October 18, 2017, however you indicate that Ferret Consulting and WSL were not acquired until November 30, 2021. We further note from your response to prior comment 25 that Ferret Consulting and WSL purchased the shares of WTL from OmanTel. As such, explain how you acquired WTL before the acquisition of its parents. As part of your response, also tell us why the financial statements appear to reflect the historical financial statements of WTL for all periods presented.

Response:

WTL was not acquired before the acquisition of its parent. WSL acquired WTL on 18 October 2017, whereas WSL “the parent of WTL” was acquired by WHI on 30 November 2021. Similarly, Ferret was also acquired by WHI on 30 November 2021.

Financial results of WTL only were presented because the results of WSL and Ferret were considered as a pre-acquisition profit/losses.

18. We note your response to prior comment 24. As previously requested, please separately disclose of the items that comprise other non-current assets. Also disclose each of the major classes of liabilities assumed for each of the acquisitions. Refer to ASC 805-20-50- 1(c).

Response:

In response to the Staff’s comment, the Company has updated the relevant table on page F-15.

19. Refer to your response to prior comment 24. Explain to us how you determined that there were no identifiable intangible assets acquired in any of these business combinations. Tell us the qualitative factors that make up the goodwill recognized, and provide the disclosure required by ASC 805-30-50-1(a). In this regard, we note from your disclosure on page 33, for example, that “WorldCall Public is one of the oldest operators in Pakistan and has good brand recognition for its current portfolio of services.” Refer to ASC 805-20-55-2 through 55-45. In addition, tell us how WTL’s fiber network that was valued at approximately $40 million, as noted from your response to prior comment 25, was considered in your purchase price allocation.

Response:

In regards to determining the presence of identifiable intangible assets in our recent business combinations, we utilized a valuation model and analysis to identify and allocate fair values to all acquired assets and liabilities. Through this process, we determined that there were no identifiable intangible assets acquired in any of the business combinations as per ASC 805-20-25 .

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

The goodwill recognized in these business combinations is a result of various qualitative factors, including the assembled workforce, the expected synergies from the combination, the strategic positioning of the acquired business, and the potential for future growth opportunities. These factors were considered in our valuation analysis and deemed to contribute to the overall value of the acquired businesses.

In accordance with ASC 805-30-50-1(a), we have provided the required disclosure in our financial statements related to the goodwill recognized in the business combinations.

20. For the Ferrett Consulting acquisition, please revise to provide the disclosures required by ASC 805-30-50-1(f), including a description of the reasons why the transaction resulted in a gain.

Response:

In Response, to Staff comments, we have revised the disclosure in Form 10-K.

21. We reissue and clarify prior comment 25. Please explain how you determined the fair value of shares issued as purchase consideration for each of your acquisitions. Provide an explanation of the significant estimates, assumptions, and methodology used in the valuation. As part of your response, explain why the per share fair value was different for the Ferret Consulting and WSL acquisitions that were both consummated on the same date.

Response:

In response to staff comment the company has determined the fair value of shares based upon the valuation of combined entities using multiple valuation techniques such as the present value of cash flow and replacement cost etc. Since the valuations of combined entities were different for Ferret and WSL, therefore, the per-share value was different.

Note 18. Preferred Stocks, page F-31

22. We note the revised disclosure in response to prior comment 26 indicating that the preference shares were issued on July 25, 2013. You also disclose that the preference shares will be mandatorily converted into ordinary voting common shares on the 5th anniversary. Please explain and disclose why it does not appear that the conversion occurred.

Response:

In response to Staff Comment, we have responded in Form 10-K page F-32.

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

Note 20. Net Revenue, page F-32

23. We note your revised disclosures in response to prior comment 27. As previously requested, please revise to ensure you clarify when the goods and services are considered to be delivered. Refer to ASC 606-10-25-23 through 25-26. In this regard, your revised disclosure that revenue is recognized “at the time when the Company transfers promised good or service and a customer obtains control of that asset” is insufficient. That is, disclose whether the performance obligation is satisfied over time, and if so over what period, or at a point in time, and if so at what point in time.

Response:

In response to Staff’s comment, the Company has updated the disclosure on page F-34.

24. We reissue prior comment 28, in part. For cable TV and internet services, you indicate that the connection and membership fee is recognized at the time of sale of connection. Please explain how you determined the fee relates to a distinct performance obligation. Refer to ASC 606-10-55-50 to 55-53.

Response:

The connection and membership fee is separately identifiable within the context of the contract. This fee is typically paid by the customer at the time of the sale of the connection, and it entitles the customer to access the cable TV and internet services provided by the company.

25. We note your revised disclosure and response to prior comment 28 indicating that the non-refundable upfront connection and membership fee creates a material right to the customer. Tell us and disclose how you account for this material right. Refer to ASC 606-10-55-41 to 55-45.

Response:

In response to Staff’s comment, the Company has updated the disclosure in accordance with ASC 606-10-55-41.

Note 23. Taxation, page F-35

26. We reissue and clarify prior comment 29, in part. Please clarify whether or not you have established a valuation allowance. In this regard, we note your disclosure on page F-6 that you have recorded a valuation allowance against the tax benefit from foreign currency translation adjustments. However, we note your table of the components of deferred income taxes does not include a valuation allowance.

Response:

The Company has not recorded a valuation allowance against the tax benefit from foreign currency translation adjustment and updated typo on page F-6 on Amendment No. 3 of Form-10. Further, valuation allowance has been provided against tax losses and aforesaid table has been updated on page F-36

Division of Corporation Finance

April 04, 2023

Re:  GlobalTech Corporation

27. We note your revised disclosures in response to prior comment 29. Further revise to include a reconciliation of your statutory tax rate to the effective tax rate and disclosures regarding unrecognized tax benefits. Refer to ASC 740-10-50-12, 50-15, and 50-15A.

Response:

In response to Staff’s comment, the Company has updated the disclosure as per the aforesaid guidance on page F-36.

Condensed Consolidated Statement of Cash Flows, page F-39

28. We note the adjustments made to the statements of cash flows for the nine months ended September 30, 2022 and 2021 in response to prior comment 17. Please revise to label the statements as restated and provide the disclosures required by ASC 250-10-50-7. Please also correct the total amount of the net decrease in cash and cash equivalents for the nine months ended September 30, 2021.

Response:

In response to Staff’s comment, the Company has opted to file Form 10-K so label of restatement is not required.

Sincerely,
For GlobalTech Corporation

Dana F. Green
Chief Executive Officer
cc: Sean Neahusan